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JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com

+1  212  641  5669  Direct

+1  212  698  3599  Fax

January 3, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Karen Rossotto, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Ms. Rossotto:

Thank you for your telephonic comments regarding the registration statements on Form N-1A for the Trust with respect to db X-trackers MSCI All World ex-US Hedged Equity Fund (“MSCI All World Fund”), db X-trackers MSCI South Korea Hedged Equity Fund (“MSCI South Korea Fund”) and db X-trackers MSCI Mexico Hedged Equity Fund (“MSCI Mexico Fund” and, collectively the “Funds” and individually a “Fund”), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on October 17, 2013. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.

In the “Principal Investment Strategies” section, please clarify whether the “representative sample of securities” that may be held by a Fund will include only index components or whether it may also include other securities.

Response 1.	The disclosure has been revised accordingly to clarify that the representative sample of securities is constituted of securities in the Underlying Index.

Comment 2.	In the “Principal Investment Strategies” section, please explain “return variability” in plain English.

Response 2.	The disclosure has been revised accordingly.

Comment 3.

In the “Principal Investment Strategies” section, please clarify whether it is the Underlying Index that actually sells the applicable foreign currency forward at the one-month forward rate, or whether it simulates such sales for purposes of calculating its value.

Response 3.	The disclosure has been revised to clarify that the Underlying Index reflects the value of such sales rather than actually engaging in such sales.

Comment 4.	In the “Summary of Principal Risks” section, please remove the language from the “Forward Currency Contracts Risk” which explains what a forward currency contract is.

Response 4.	The disclosure has been revised accordingly.

Comment 5.	Please discuss any risks associated with depositary receipts, including if they are non-sponsored.

Response 5.	The disclosure has been revised accordingly.

Comment 6.

In the “Summary of Principal Risks” section, please revise the “Counterparty Risk” disclosure to only note the elevated risks of over-the-counter derivative transactions as opposed to transactions on an exchange.

Response 6.	The disclosure has been revised accordingly.

Comment 7.	In the “Portfolio Managers” section, please replace “since the Fund’s inception” with the date and year since the portfolio managers have managed each Fund.

Response 7.	We respectfully believe that this comment should not be applicable to brand new funds where the prospectus is finalized before the date the funds commence operations.

Comment 8.	In the “Tax Information” section, please add disclosure that distributions may be taxable through a tax-deferred arrangement when an investor receives distributions from such arrangements.

Response 8.	The disclosure has been revised accordingly.

Comment 9.	Please confirm whether the Underlying Index in the MSCI South Korea Fund is substantially comprised of issuers in the commodities and/or consumer staples industries.

Response 9.	The Underlying Index in the MSCI South Korea Fund is substantially comprised of issuers in the information technology sector.

Comment 10.

In the “Additional Information about the Funds’ Investment Strategies and Risks” section, please revise the disclosure regarding “the weights are derived from the aggregate free-float adjusted market capitalization” in plain English.

Response 10.	The disclosure has been revised accordingly.

Comment 11.	Please consider adding “Small and Medium Capitalization Company Risk” to “A Further Discussion of Principal Risks” section.

Response 11.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 12.

In the disclosure regarding “Future Developments,” please add disclosure that investing in securities and investments other than those listed in the SAI and in the Funds’ Prospectus will not present additional risks to those currently disclosed.

Response 12.	We hereby confirm that if a Fund invests in such securities or investments that present additional material risks, the Funds’ prospectus and/or SAI will be amended or supplemented accordingly.

Comment 13.

In the “Investment Limitations” section, please revise the disclosure “except that certain percentage limitations will be observed continuously in accordance with applicable law” to clarify that the limitations regarding borrowing must be observed continuously.

Response 13.	The disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

—	the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

—	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

—	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Very truly yours,

/s/ Jeremy Senderowicz
Jeremy Senderowicz